March 22, 2016

Securities and Exchange Commission
100 F. St., NE
Washington, DC 20549-4561
Attn:	John Cash, Accounting Branch Chief
SiSi Cheng
Dale Welcome

Re:	PetLife Pharmaceuticals, Inc.
Form 10-K for the Year Ended August 31, 2015 Filed January 5, 2016
Form 10-K/A for the Year Ended August 31, 2015
Filed January 6, 2016
Form 10-Q for the Quarter Ended November 30, 2015 Filed January 14, 2016
File No. 0-52445

Gentlemen and Ladies:

Please be advised that we represent PetLife Pharmaceuticals, Inc. (the “Company”) with respect to the above-referenced filings. We are in receipt of your letter dated March 17, 2016 with respect to the Company. This letter responds to the comment contained in your letter.

Your comments as well as our response are set forth below:

Form 10-K/A for Fiscal Year Ended August 31, 2015

Exhibits, Page 52

1.	We note that you did not file the officer certifications outlined in Item 601(b)(31) and (32) of Regulation S-K that are required to be filed as exhibits to your report. Please file a full amendment to your Form 10-K/A for the fiscal year ended August 31, 2015 to include these required certifications. We remind you to include currently dated certifications that specifically refer to the amended Form 10-K.

We have filed the requested amendment with the requested certifications simultaneously with delivery of this letter.

Item 9A. Controls and Procedures, Page 38

Management’s Report on Internal Control over Financial Reporting, Page 38

2.	Please revise future filings to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control — Integrated Framework you utilized when performing your assessment of internal control over financial reporting.

We will clarify this in all future filings.

Form 10-Q for Quarter Ended November 30, 2015

Item 6. Exhibits, Page 17

3.	Please revise future filings to reflect the correct company name on the exhibit list.

We will correct this in future filings.

Exhibit 31.1

4.	We note that the certification filed as Exhibits 31.1 does not include the language regarding internal control over financial reporting in the introductory part of paragraph 4 as required by Item 601 (b)(31) of Regulation S-K. Please revise future filings to include all the required language. Please also include all the required language in the 302 certifications when you amend your Form 10-K/A for the fiscal year ended August 31, 2015

We will correct this in future filings and have added the requested language to the certifications filed with Amendment No. 3 to the Form 10-K.

Thank you for your time and for your assistance with this matter. Please do not hesitate to contact us at the above number.

Best Regards,

/s/ M. Richard Cutler
M. Richard Cutler

On behalf of Petlife Pharmaceuticals, Inc., I, Arthur Mikaelian, Chief Executive Officer, acknowledges that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Executed this 22nd day of March, 2016.

/s/ Arthur Mikaelian
Arthur Mikaelian, Chief Executive Officer